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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013
(Dollars in thousands)

	March 31, 2014	March 31, 2013
	(Unaudited)
Earnings:
Net income	$124,130	$49,616
Add:
Provision for income taxes	67,929	15,177
Fixed charges	342,444	390,718
Less:
Capitalized interest	(7,368)	(5,375)

Earnings, as adjusted (A)	$527,135	$450,136

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$47	$109
Ratio of income before provision for income taxes to net income	155%	131%

Preferred dividend factor on pretax basis	73	143

Fixed Charges:
Interest expense	333,562	384,128
Capitalized interest	7,368	5,375
Interest factors of rents	1,514	1,215

Fixed charges, as adjusted (B)	342,444	390,718

Fixed charges and preferred stock dividends (C)	$342,517	$390,861

Ratio of earnings to fixed charges ((A) divided by (B))	1.54x	1.15x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.54x	1.15x

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013 (Dollars in thousands)